March 30, 2005


By facsimile to (314) 259-2020 and U.S. Mail


Ernest C. Jett, Esq.
Senior Vice President, General Counsel and Secretary
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, MO 64836

RE:	Leggett & Platt, Incorporated.
	Registration Statement on Form S-3
	Filed March 9, 2005
	File No. 333-123213

Dear Mr. Jett:

	We reviewed the registration statement only for disclosures relating to unallocated shelf registration offering issues and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. We note that Leggett & Platt, Incorporated or Leggett & Platt discloses only general terms and provisions of the securities offered under the registration statement and may describe particular terms and provisions in the prospectus supplement. We reserve the right to review any prospectus supplement filed relating to the securities being offered under the registration statement.

2. If applicable, we would expect any prospectus supplement to provide clear and reasonably detailed disclosure of these items:

* The nature and scope of any event of default provisions attached to the offered securities, including the specific types of events protected against and the specific types of events not protected against.

* The material effects of any change in control or poison put provisions.

* The material effects on Leggett & Platt`s debt securities, including the offered securities, if there is any anti-takeover device relating to Leggett & Platt`s equity securities.

* In the case of listed securities, whether there is any assurance that the listing will be obtained and, if obtained, whether there is any assurance that an active trading market in the offered securities will develop or continue.

* The material tax matters relating to the offered securities and the material effects for their holders.

* Confirmation before the registration statement`s effectiveness that
Leggett & Platt will file a tax opinion if securities are offered with original issue discount or other material tax consequences.

* The current amount of the total indebtedness obligations as of the most recent date practicable and any intent or plan to incur additional indebtedness in the future.

* Any material risks and the material effects on the offered securities and their holders if Leggett & Platt`s existing credit arrangements contain provisions for interest rate hedging.


* The potential material effects on the offered securities and their holders if there is a bankruptcy, insolvency, or reorganization.

3. Give us a confirmation before the registration statement`s effectiveness that Leggett & Platt will file appropriate opinion(s) of counsel with every takedown from the registration statement. You may file the opinion(s) under Rule 462(d) of Regulation C under the
Securities Act or under cover of Form 8-K.  See Release No. 33-
6174,
footnote 47.

4. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement or supplements. For the purchase contracts, if
Leggett & Platt would prefer our review of the disclosure in preliminary form rather than in the definitive prospectus supplement, submit the proposed prospectus supplement to us before the intended offering date.

Description of Debt Securities, page 6

5. Provide a brief description in any prospectus supplement of any covenants or provisions in the governing indenture that may afford a debt holder protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Leggett & Platt. Otherwise, disclose prominently in any prospectus supplement that the provisions of the governing indenture do not afford holders of the debt securities protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Leggett & Platt. Address the applicability of the covenants or provisions and the ability of Leggett & Platt`s board of directors or the trustee to waive the covenants or provisions. Also address whether the covenants or provisions may have limited applicability if there is a leveraged buyout initiated or supported by Leggett & Platt, Leggett & Platt`s management, or any affiliate of Leggett & Platt or management.

6. If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder, give appropriate consideration to whether an offer to purchase under such a term will constitute an issuer tender offer. If so, disclose that the offer will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

7. If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, provide adequate disclosure of any other liabilities that would have to be repaid and any consents or waivers that would have to be obtained before or concurrently with the triggered debt repurchase, repayment, or acceleration. Disclose any other potential limitations on Leggett & Platt`s financial ability to comply with its obligations arising from such an occurrence.

The Indentures, page 6

8. Revise the disclosure that the indentures and not the summaries "define your rights as a holder of our debt securities" that can be read to imply that investors do not have rights under the federal securities laws about the debt securities` description in the prospectus. Also comply with this comment in the second paragraph on page 20, at the top of page 24, in the last paragraph on page 25, and the second paragraph on page 26 under "Description of Capital Stock, the first paragraph on page 32 under "Description of Depositary Shares," the last paragraph under "Description of Warrants" on page
35, the last paragraph under "Description of Purchase Contracts" on page 36, the second paragraph under "Description of Units" on page 37, and throughout the prospectus.

Description of Warrants, page 35

9. The disclosure describes warrants that pertain not only to the classes of securities being registered but also to "other securities" that have not been registered under this registration statement. Since all of the underlying classes of securities to which the warrants relate must be identified in the registration statement, revise the disclosure.

Plan of Distribution, page 38

10. Disclosures refer to the auctioning or remarketing of the securities offered under this prospectus. Depending upon Leggett &
Platt`s level of involvement in the reset mechanism, any offers or sales under a reset mechanism may require registration under the Securities Act. Provide us information about the procedures that will be used and the participants in the auction or remarketing, including the role of Leggett & Platt or its affiliates, if any.

Exhibit 5.1

11. Because debt is a contractual obligation and the legality opinion must opine on whether the contract is a legally binding obligation, counsel must opine on the laws of the state governing the indenture.
Thus, revise the penultimate sentence on page 3.


About This Prospectus Supplement; Pricing Supplements, page S-3

12. We note the disclosure that "If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus." Since a prospectus supplement may supplement but may not contradict, modify, or replace information in the prospectus, revise.

Foreign Currency Considerations, page S-20

13. Revise the first paragraph`s disclosures to clarify that the prospectus supplement, the accompanying prospectus, and any pricing supplement describe all material risks of an investment in notes denominated in or the payment of which is related to the value of a foreign currency.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since Leggett & Platt and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Leggett & Platt requests acceleration of the registration statement`s effectiveness, Leggett & Platt should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Leggett & Platt from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Leggett & Platt may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at
(202) 942-2864.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief


cc:	R. Randall Wang, Esq.
      William L. Cole, Esq.
	1 Metropolitan Square, Suite 3600
	St. Louis, MO 63102

	John W. White, Esq.
	Cravath, Swaine & Moore LLP
	Worldwide Plaza
	825 8th Avenue
	New York, NY 10019



Ernest C. Jett, Esq.
March 30, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE